FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 20, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|        No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated June 19, 2008 announcing Pixelplus’ agreement with KC Uppertech to distribute new third generation PlusPixel2™ ‘System-on-a-Chip’ image sensors in China.

Exhibit 99.1

Pixelplus Announces KC Uppertech to Distribute New Third Generation PlusPixel2™ ‘System-on-a-Chip’ Image Sensors in China

Press Release

SEOUL, South Korea, June 19, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that the Company signed an agreement for KC Uppertech to become the Company’s distributor in China, as well as Taiwan, Hong Kong, and Macao. KC Uppertech will be responsible for marketing, distributing, and sales of the Company’s new line of products, most notably Pixelplus’ PO4010 CIF and PO6030 VGA ‘System-on-a-Chip’ (“SoC”) third generation image sensors

The PO4010 is designed to be embedded in mobile devices such as third generation (“3G”) mobile phones with dual camera functionality. The sensor is based on the Company’s PlusPixel2™ technology and is one of the industry’s smallest and most compact with an optical size of 1/11 inch. The Company developed the PO4010 in response to the increasing demand for ultra-compact camera modules which utilize two image sensors, a CIF image sensor for videoconferencing and a higher megapixel image sensor for digital photos.

The PO6030 is also based on the Company’s PlusPixel2™ technology (0.13 micron CMOS process). The PO6030 integrates advanced ISP algorithms and refined 3.6 micron pixel array in a 1/6.2 inch optical format, and delivers enhanced image quality in low light conditions. Compared to the Company’s earlier generation VGAs, the PO6030’s more efficient and ultra-compact chip-size and cutting-edge pixel architecture enable this product to reduce image noise and distortion, display greater color uniformity and consistency, and improve dynamic range and optical performance. With a two-wire serial interface, the PO6030 can be easily programmed to control operating modes with respect to exposure time, frame rate, window size, scaling, sub-sampling, and color matrix to produce high quality images in any operating environment.

Dr. S.K. Lee, Founder and CEO of Pixelplus, commented, “We are excited by the growth prospects for both our PO4010 and PO6030 in Greater China over the coming years. Demand is growing for our cutting-edge products and we are ready to meet the needs of this very attractive market. Our third generation sensors, based on PlusPixel2™ technology, provide mobile phone manufacturers with a great sensor for a good value, and we will continue to look for new sales opportunities and new markets for these products.”

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release, and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

June 20, 2008